NeuEsse Inc.

Creating a human skin substitute from Soy Protein for clinicians to treat patients with wounds, burns, and other skin injuries.

Invest

$100.10 minimum investment

DEADLINE: November 8, 2022

in 2 months

SHARE PRICE
$1.43

TOTAL RAISED
$0

VALUATION
$10,010,000

4(a)(6) offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

A 10-year-old boy from Connellsville, Pennsylvania burned over 30% of his body, with his leg being burned to the bone. The leg required 360 skin grafts, and doctors thought he would never be able to walk again. This 10-year-old boy is now the Founder & CEO of NeuEsse — Joe Connell.

NeuEsse Inc. is a medical device company that has created a human skin substitute from soy protein. Our mission is to enhance outcomes and quality of life for patients who have suffered wounds, burns, skin disrupting ulcers, and other skin/epidermal injuries.

This is more than business. We bring hope to those suffering.

COMPANY HIGHLIGHTS

- Research at Carnegie Mellon University offers great promise for delivering stem cells and growth factors
- Exclusive licensee of portfolio of patents from Temple University
- Sustainable, vegan-friendly soybean skin substitute products
- Full thickness wound study shows healing with minimal scar
- BoomStartUp pitch competition winner *(Health & Wellness)*

"Wound care procedures such as dressing changes can cause moderate to severe pain in 74% of patients, with nearly half (36%) of all patients experiencing severe pain..."

- National Library of Medicine 2018

PROBLEM

In adults, skin accounts for ~16% of total body weight and covers a surface area of ~22 square feet (2 square meters). In a lifetime, most people will damage their skin, some more severely than others: trauma, surgery, burns and chronic wounds and ulcer treatment.

Wound care encompasses responding to a number of different needs, from staunching bleeding to providing an immediate physical barrier to cleaning and debriding the wound bed to fighting infection to promoting wound closure to reducing scarring and restoring skin appendages such as hair follicles and sweat glands.

Patients face numerous problems in today's field of therapies.

- **Unavailable** — skin substitutes need donors, lengthy lab preparation, costly special handlings, storage and delivery.
- **Unaffordable** — most current skin substitutes are too costly for serious wounds and burns.
- **Unacceptable** — cultural or religious sensitivities to sources of material (cadavers, embryonic materials, cows or pigs) block access to patients around the globe.



We believe there is an urgent need for an effective, potentially life- or limb-saving, culturally sensitive skin substitute at affordable prices.

SOLUTION

Imagine an affordable, off-the-shelf, plant-based dressing that is applied directly into the wound bed, absorbs the wound exudate, and provides a structure that supports native tissue healing.

Meet OmegaSkin.

The skin substitute, OmegaSkin, utilizes water-soluble soy protein isolate to generate a high-tech extra-cellular matrix or scaffold. Once applied, OmegaSkin gradually integrates into the host's dermis while acting as a scaffold for new skin to grow.

- **Full thickness wound healing** — minimal to no scarring and intact hair follicles with sweat glands.
- **Regenerative** — soybean plant-based protein generates an extracellular matrix for wound closure.
- **Affordable** — we believe it could be less expensive to manufacture and scale.
- **Safety** — less propensity for cross infection or contamination than sources from animal or cadaverous sources.



> **"Chronic wounds represent a silent epidemic that affects a large fraction of the world population."**
>
> *- National Library of Medicine 2016*

HOW WE'RE DIFFERENT

The novelty of OmegaSkin, compared to prior skin substitutes that act as a scaffold to promote healing, made from human or animal products, is that OmegaSkin is made from a plant source — purified soybean protein isolates that are commercially available as food.

Otherwise, OmegaSkin likewise acts as a mechanical scaffold to promote healing, and thus the company is working towards having it regulated as a Class II medical device that may be marketed pursuant to a 510(k) clearance.

- Plant-based
- Doesn't require refrigeration
- No special storage needs




7/30/2020
1:41:23 PM
HV
10.00 kV
spot
3.0
det
ETD
mag
5 000 x
HFW
82.9 µm
30 µm

SEM MICROGRAPH OF OMEGASKIN

Preclinical Trials

Studies in animal models indicate that electrospun soy-based wound matrices are gradually degraded and integrated into the host's dermis while acting as a scaffold for new skin to grow. In preclinical trials, OmegaSkin offered superior closure in full-thickness wounds with minimal to no scarring and saw regrowth of intact hair follicles and sweat glands.

Because of the integration into the host's dermis, the repaired skin will typically retain pigmentation of the patient and match better the original skin color or tone.


Day 2
Day 7
Day 14
Day 28
Control
Soy

Reduced scarring in a wound treated with OmegaSkin *(compared to original wound)* in a pig model.

BUSINESS MODEL

We aim to create a significant revenue stream through bids and contracts with hospital purchasing agents. NeuEsse believes the product has greater efficacy than present competition yet costs orders of magnitude less to produce.

Management believes OmegaSkin has the ability to under-bid the price of any competitor yet the hospital or wound clinic will enjoy the same rate of insurance reimbursement. Direct sales to physician offices and hospitals may benefit from this same scenario.

"The global wound care market was valued at USD 17.49 billion in 2021. The market is projected to grow from USD 18.51 billion in 2022 to USD 28.23 billion by 2029..."

- Fortune Business Insights 2022

MARKETS

NeuEsse is targeting a variety of wound care markets. The list below is not all-inclusive to just these markets, but they are common markets where the wound care products could be very useful.

Hospitals

Wounds seen in the hospital are frequently acute, trauma, burns or surgical in nature. The need for advanced wound care products is increasing owing to the growing incidence of chronic wounds, increasing demand for reducing hospital stay, and the rising number of surgeries in the U.S.

Rising incidence of chronic diseases such as diabetes, cancer, and other autoimmune disorders is anticipated to increase the incidence rate of chronic wounds in the U.S. Factors such as antimicrobial resistance, unhealthy & sedentary lifestyles, and tobacco & alcohol consumption is contributing to rising prevalence of non-communicable diseases. We believe the failures of present wound healing therapies will drive hospital admissions for treatment.

Dermatology Offices

The U.S. dermatology market is currently valued as an $8 billion market. Globally, skin diseases have a serious impact on people's quality of life, contributing to decreased productivity at work and other places, and discrimination due to disfigurement. Skin changes may also indicate the presence of more serious skin disorders that require treatment.

Wound Care Centers

The U.S. wound care centers market was valued at USD $13 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 4.3% from 2021 to 2028.

Increasing prevalence of chronic wounds in the geriatric population and growing demand of outpatient wound care services is expected to drive the growth of wound care centers market during the forecast period.

Nursing Homes

The aging and sickly residents of nursing homes often suffer from frailty of skin which may cause them to suffer from chronic and non-healing wounds. Many of the residents are stationary and non-ambulatory, resulting in them suffering from decubitus ulcers of bedsores. Still others will endure diabetic foot ulcers with co-morbidity and risk factors related to their age.

Military

Warfighters and Veterans may receive wounds or burns in training, on the battlefield, or during non-active duty. The current treatment to repair the damage is the application of surgical mesh-grafting or skin that is harvested from the patient's own body or from cadavers, placental materials, animals, or other sources.

However, this process cannot be performed in a warzone where immediate treatment including debriding, bleeding cessation, applying anti-infection measures followed by coverage and protection of the injury, and evacuation to the next proper facility.

PRESS

- **Pittsburgh Business Times**: Developer of human skin substitute made of soy protein joins accelerator Fayette LaunchBox
- **The Daily Courier**: Fayette business recognized in international competition
- **Money Matters**: Joe Connell - NeuEsse

TEAM

Our leadership: expertise backed by experience



Joe Connell
Founder & CEO

Joe brings more than 35 years of pharmaceutical and biotechnology sales, marketing and executive management experience. His career started as a Pharmaceutical Sales representative with Roche Laboratories. He has had roles of increasing responsibility, including as COO, President and CEO, of startup and speciality pharmaceutical companies with global responsibilities. Joe has been instrumental in the launch of more than 25 major pharmaceutical products and devices. He has expertise in the areas of dermatology, Wound Healing, Cardiovascular, Infectious Diseases, Gastroenterology, Oncology, Pain Management, Anesthesiology, and Diabetes. Joe has been involved in global efforts with aerosol, nasal and pulmonary drug delivery devices. His career has enabled him to found or co-found seven companies, take one to a presently traded public company and help countless startups as a consultant, subject expert and interim CEO. He has worked with companies in Dermatology, Wound Healing, Orthopedics and Infectious Diseases. Joe has presented at Rodman & Renshaw, OneMed Place, Southeast BIO, BIO-CEO, Stem Cell Meeting on the Mesa, Raleigh CED, NC Bio, Defense TechConnect 2018, SmarTemple Investments, Ben Franklin Technology Partners, Mid-Atlantic Diamond Ventures, Life Science PA Futures and many others. Joe brings this expertise and drive to NeuEsse's management team in the commercialization of this unique, potentially disruptive technology.



Peter I. Lelkes
Advisor

Dr. Lelkes leads the team responsible for the invention of OmegaSkin that uses soybean plant scaffold technology and the unique handheld spin blower application technology. He is the Laura H. Carnell and Founding Chair of the Department of Bioengineering in the College of Engineering at Temple University. Dr. Lelkes is also the Inaugural Director of the Institute for Regenerative Medicine and Engineering (TIME) at Temple University's School of Medicine. At Temple, Prof. Lelkes directs an interdisciplinary program in tissue engineering and regenerative medicine, focusing on nanotechnology-based biomaterials and soft tissue engineering, employing developmental biological principles to enhance the tissue-specific differentiation of embryonic and adult stem cells. Dr. Lelkes' basic and translational research has been supported by federal (including the NIH, NSF, NASA and DOE) and state funding agencies (NTI and Dept. of Commerce, Tobacco Settlement Funds) and private foundations, including the Coulter Foundation. Most recently, Dr. Lelkes has been named Director of the Surgical Engineering Enterprise, one of the major initiatives of the strategic plan of Temple University's College of Medicine. In addition, Dr. Lelkes has been the team leader for tissue engineering at the Nanotechnology Institute of Southeastern Pennsylvania (NTI) and is the Co-Director of PATRIC, the Pennsylvania Advanced Textile Research and Innovation Center, focusing on BioNanoTextiles and Stem Cell Biology.



James McGuire

Advisor

Dr. James McGuire is the director of the Leonard S. Abrams Center for Advanced Wound Healing and a Professor Clinician Scholar in the Departments of Podiatric Medicine and Biomechanics at the Temple University School of Podiatric Medicine in Philadelphia. Dr. McGuire is a board-certified podiatrist and wound care specialist. His DPM degree is from the former Pennsylvania College of Podiatric Medicine, now part of Temple University. He completed a residency in podiatric surgery at the Maryland Podiatry Residency Program in Baltimore. A fellow and founding member of the American Professional Wound Care Association, and the Academy for Physicians in Wound Healing, he also serves on the board of the Council for Medical Education and Testing. Dr. McGuire is also a licensed physical therapist and pedorthist, and is certified in wound care by the Council for Medical Education and Testing. He is also board certified by both the American Board of Podiatric Surgery and the American Board of Podiatric Medicine. Dr. McGuire left 10 years of private practice in Rutland, Vermont, to become a member of the Temple University faculty in 1992. He has more than 30 years of experience in wound management, has published extensively, and has participated in several research trials involving the diabetic foot and wound healing. Dr. McGuire has lectured both nationally and internationally in the areas of wound healing, diabetic foot management, off-loading, and biomechanics of the at-risk foot.



James A. Furmato

Advisor

Dr. Furmato brings a unique perspective as both a physician and engineer. His association with clinical and objective assessment of normal and pathological gait includes 29 years of experience in the Gait Study Center of the Temple University School of Podiatric Medicine (TUSPM). This includes eight years as a faculty member at that school. Dr. Furmato joined the faculty of Bioengineering at Temple University in 2018 but continues to support activities at TUSPM. He teaches undergraduate and graduate students in courses such as Biodesign, Cardiac Devices and Bioethics. Dr. Furmato advises the principal investigators on data collection protocols and the logistics of data collection. He will work to develop innovations to the original equipment, materials and protocols for their use. Dr. Furmato's thesis work in biomedical engineering investigated the effect of walking on microvascular function in individuals with a history of diabetic foot ulcer. People with a history of these lesions are at high risk of having a second ulcer within three years. In order to accomplish this, he developed a computer-controlled system that simultaneously applied a compressive load while measuring microvascular function. He earned his PhD in Biomedical Engineering from Drexel University in Philadelphia. His Doctor of Podiatric Medicine degree was earned at the Temple University School of Podiatric Medicine, also in Philadelphia.



Jonathan A. Gerstenhaber

Advisor

Dr. Jonathan Gerstenhaber studied under Dr. Peter Lelkes, and brings with him a breadth of experience with nanofibrous biomaterials. His thesis work focused on the development and analysis of soy based wound dressings as well as the creation of novel devices to improve applications of such nanofibrous fabrics including both a robotic spinning system and a hand-held electroblowing apparatus. He earned his PhD from Temple University in Philadelphia in 2017 and Dr. Gerstenhaber became an Assistant Professor of Instruction in the Bioengineering Department at Temple University in 2018. In this context he teaches a number of classes on subjects ranging from instrumentation to biomaterials. Dr. Gerstenhaber's research endeavors include electrospun and other nanofibrous matrices for use in tissue engineering, fiber production apparatus, and other nanomaterials such as nano-diamonds, drug releasing membranes, and analysis of bioinformatic data.

USE OF PROCEEDS

If the offering's maximum amount of $1,069,999 is raised:

Use	Value	% of Proceeds
IP Protection	$80,000	7.5%
FDA Application	$150,000	14.0%
Biocompatibility Study	$50,000	4.7%
Stability Testing	$75,000	7.0%
Clinical Trials	$250,000	23.4%
Manufacturing & Inventory	$250,000	23.4%
Packaging Exercise	$12,569	1.2%
CE Marking for European Sales	$150,000	14.0%
Intermediary fees	$52,430	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in NeuEsse Inc.. This offering must raise at least $10,000 by November 8, 2022 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. NeuEsse Inc. may issue additional securities to raise up to $1,069,999, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

7,748,251 shares
× $1.43 per share

$11,079,999 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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UPDATES

Sep 8, 2022 • Primary offering of 748,251 shares at $1.43

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